UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Ziff-Davis Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    989511100
-------------------------------------------------------------------------------
                                 (CUSIP Number)



      RONALD FISHER                                     STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                                 SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                                125 BROAD STREET
 NEWTON CENTER, MA 02159                                 NEW YORK, NY 10004
      (617) 928-9300                                       (212) 558-4000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

------------------------                                 -----------------------
CUSIP NO.  989511-10-0                 13D               PAGE  2  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK America Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     00
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               71,619,355
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  71,619,355
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    71,619,355
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  989511-10-0                 13D               PAGE  3  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               72,120,000
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  72,120,000
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    72,120,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    72.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  989511-10-0                 13D               PAGE  4  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Kingston Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     00
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               500,645
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  500,645
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    500,645
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  989511-10-0                 13D               PAGE  5  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Corp.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               72,120,000
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  72,120,000
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    72,120,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    72.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  989511-10-0                 13D               PAGE  6  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Masayoshi Son
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               72,120,000
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  72,120,000
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    72,120,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    72.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

CUSIP No. 989511-10-0                                        Page 7 of 18 Pages


Item 1.   Security and Issuer.
          -------------------

         This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Ziff-Davis Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Park Avenue, New York, NY 10016.

Item 2.   Identity and Background.
          -----------------------

         (a), (b), (c) and (f). SB America, a Delaware corporation ("SB America"), is a wholly owned subsidiary of SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), which is a wholly owned subsidiary of SOFTBANK Corp., a Japanese corporation ("Softbank"), which, as of December 31, 1998, was 43.3% owned by Mr. Masayoshi Son, a Japanese citizen. SOFTBANK Kingston Inc., a Delaware corporation ("SKI"), a Delaware corporation, is a wholly owned subsidiary of SBH. SB America, SKI, Mr. Son, Softbank and SBH are referred to herein as "Reporting Persons". Presently, Mr. Son's principal occupation is president and chief executive officer of Softbank. The principal business of SBH, SKI and SB America is to serve as holding companies for operations and investments of Softbank. The business address of SBH, SKI and SB America is 10 Langley Road, Suite 403, Newton Center, MA 02159, and of Softbank and Mr. Son is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103- 8501, Japan. Softbank's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

         (d) and (e). None of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank and SKI, and any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annexes A-1, A-2 A-3 and A-4 hereto set forth the business address of SB America, Softbank, SBH and SKI, respectively, and with respect to each executive officer and director of SB America, Softbank, SBH and SKI, respectively, the following

CUSIP No. 989511-10-0                                        Page 8 of 18 Pages


information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         On May 4, 1998, Softbank, through its wholly-owned subsidiary SBH, completed a reorganization whereby the common stock of ZD Inc. and ZD Events Inc. were contributed to the Issuer in exchange for 73,619,355 shares of Common Stock. Also on May 4, 1998, the Issuer received approximately $9.1 million of fixed assets from Kingston Technology Company ("Kingston"), a subsidiary of SKI, in exchange for 580,645 shares of Common Stock, which Common Stock was then transferred by Kingston to SKI on May 4, 1998. On May 14, 1998, SKI sold 50,000 shares of Common Stock to an unrelated third party. On May 28, 1998, the Issuer purchased 2,000,000 shares of Common Stock from Softbank. On December 29, 1998, SKI sold 30,000 shares of Common Stock to an unrelated third party.

         On December 31, 1998, pursuant to a subscription agreement of even date therewith, between SBH and SB America (the "Subscription Agreement"), SBH contributed 71,619,355 shares of Common Stock to SB America.

         Except as described above, none of the persons listed in the Annexes hereto contributed any funds or other consideration towards the purchase of the Common Stock.

Item 4.   Purpose of the Transaction.
          --------------------------

         SBH contributed the Common Stock to the capital of SB America as part of a reorganization of the corporations controlled by Softbank.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the

CUSIP No. 989511-10-0                                        Page 9 of 18 Pages


Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Annexes A-1, A-2, A-3 and A-4 hereto may make the same evaluation and reserves the same rights.

         As of the date of the filing of this statement, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank and SKI, or any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         (a) The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of November 16, 1998 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares").

         As of the date of the filing of this statement, SB America beneficially owns and SBH, Softbank and Mr. Son may be deemed to beneficially own through SB America, 71,619,355 shares of Common Stock, representing approximately 71.6% of the shares of Common Stock reported to be outstanding as of November 16, 1998 (the "Outstanding Shares").

         SKI beneficially owns and SBH, Softbank and Mr. Son may be deemed to beneficially own, 500,645 shares, representing approximately 0.5% of the Outstanding Shares.

         Softbank, SBH and Mr. Son may be deemed to beneficially own through SB America and SKI 72,120,000 shares representing approximately 72.1% of the Outstanding Shares.

         Eric Hippeau, Director of Softbank, owns 10,000 shares of Common Stock directly and may be deemed to own 100 shares of Common Stock indirectly. Ronald
D. Fisher, Vice Chairman and Director of SB America, Vice Chairman of SBH and Director of Softbank, may be deemed to beneficially own 5,000 shares of Common Stock indirectly. Thomas L. Wright, Vice President and Treasurer of SBH, owns 7,500 shares of Common Stock directly.

CUSIP No. 989511-10-0                                       Page 10 of 18 Pages


         Except as described in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, Softbank or SKI, any of their respective executive officers or directors, beneficially owns any Common Stock or securities convertible into Common Stock.

         (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

         (c) Except as described in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, SKI and Softbank, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

         Softbank and the Issuer entered into a Registration Rights Agreement, dated as of April 1, 1998 (the "Registration Rights Agreement"). The Registration Rights Agreement entitles Softbank to require the Issuer to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act of 1933, as amended, as well as to "piggyback" or include its shares of Common Stock in any registration of Common Stock made by the Company.

         In a Subscription Agreement, dated December 31, 1998, between SBH and SB America, SBH subscribed to 100 shares of Common Stock of SB America for a purchase price of $10 per share. As an additional contribution to capital, SBH assigned and transferred to SB America all of its right, title and interest in, inter alia, the Common Stock, free and clear of all liens, encumbrances, equities or claims.

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto.

CUSIP No. 989511-10-0                                       Page 11 of 18 Pages


         Except as described in this Schedule 13D, or in the exhibits hereto, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank and SKI, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

  1. Subscription Agreement by SOFTBANK Holdings Inc. to SOFTBANK America Inc. dated December 31, 1998.

  2. Registration Rights Agreement, dated as of April 1, 1998, between SOFTBANK Corp. and Ziff-Davis Inc. (incorporated herein by reference to the exhibit in the Issuer's Registration Statement on Form S-1, File No. 333-46493).

  3. Joint Filing Agreement dated as of January 11, 1998, between SOFTBANK America INC, SOFTBANK Corporation, SOFTBANK Holdings Inc., MASAYOSHI Son and SOFTBANK Kingston Inc..

 4. Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

CUSIP No. 989511-10-0                                       Page 12 of 18 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999

                                        SOFTBANK AMERICA INC.


                                        By: /s/ Stephen A. Grant
                                           --------------------------------
                                           Attorney-in-fact


                                        SOFTBANK HOLDINGS INC.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Secretary


                                        SOFTBANK KINGSTON INC.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact


                                        SOFTBANK CORP.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact


                                        MASAYOSHI SON


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact

CUSIP No. 989511-10-0                                       Page 13 of 18 Pages


                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of SOFTBANK America Inc. are set forth below.

The business address for SB America and each of the executive officers and directors listed below is SOFTBANK America Inc., 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

All executive officers and directors listed below are United States citizens, except Mr. Son, Hitoshi Hasegawa and Yoshitaka Kitao, who are citizens of Japan.


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         Chairman and Director       President and Chief Executive
                                                  Officer of SOFTBANK Corp.

Yoshitaka Kitao       Director                    Executive Vice President and
                                                  Chief Financial Officer of
                                                  SOFTBANK Corp.

Ronald Fisher         Vice Chairman and           Vice Chairman of SOFTBANK
                      Director                    Holdings Inc.

Steven Murray         Treasurer                   Controller of SOFTBANK
                                                  Holdings Inc.

Hitoshi Hasegawa      Secretary                   General Counsel of
                                                  SOFTBANK Corp.

CUSIP No. 989511-10-0                                       Page 14 of 18 Pages


                                    ANNEX A-2

The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address SOFTBANK Corp. of and each of the executive officers and directors listed below is SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

All executive officers and directors listed below are Japanese citizens, except Ronald Fisher and Eric Hippeau, who are citizens of the United States.


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         President,                  President and Chief Executive
                      Chief Executive Officer     Officer of SOFTBANK Corp.
                      and Director

Yoshitaka Kitao       Executive Vice              Executive Vice President and
                      President, Chief            Chief Financial Officer of
                      Financial Officer and       SOFTBANK Corp.
                      Director

Ken Miyauchi          Executive Vice              Executive Vice President,
                      President,                  Software & Network Products
                      Software & Network          Division of SOFTBANK Corp.
                      Products Division and
                      Director

Makoto Okazaki        Executive Vice              Executive Vice President,
                      President,                  Publishing Division of
                      Publishing Division and     SOFTBANK Corp.
                      Director

CUSIP No. 989511-10-0                                       Page 15 of 18 Pages


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Norikazu Ishikawa     Executive Vice              Executive Vice President,
                      President,                  Human Resources & General
                      Human Resources &           Affairs Division of
                      General Affairs Division    SOFTBANK Corp.
                      and Director

Takashi Eguchi        Director                    President, Chief Executive
                                                  Officer of PASONA
                                                  SOFTBANK Inc.

Masahiro Inoue        Director                    President, Chief Executive
                                                  Officer of Yahoo Japan
                                                  Corporation

Ronald Fisher         Director                    Vice Chairman of SOFTBANK
                                                  Holdings Inc.

Eric Hippeau          Director                    Chairman and Chief Executive
                                                  Officer, Ziff-Davis Inc.

Mitsuo Sano           Full-Time Corporate         Full-Time Corporate Auditor of
                      Auditor                     SOFTBANK Corp.

Katsura Sato          Corporate Auditor           Corporate Auditor of
                                                  SOFTBANK Corp.

CUSIP No. 989511-10-0                                       Page 16 of 18 Pages


                                    ANNEX A-3

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address for SOFTBANK Holdings Inc. and each of the executive officers and directors listed below, except Masayoshi Son, Yoshitaka Kitao, Gary Rieschal, Stephen A. Grant, and Thomas Wright, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Gary Rieschal is 333 W. San Carlos St., Suite 1225, San Jose, CA 95110. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004. The business address for Thomas Wright is One Park Avenue, New York, NY 10016.

All executive officers and directors listed below is an American citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         Chairman, President and     President and Chief Executive
                      Director                    Officer of SOFTBANK Corp.

Yoshitaka Kitao       Director                    Executive Vice President and
                                                  Chief Financial Officer of
                                                  SOFTBANK Corp.

Ronald D. Fisher      Vice Chairman               Vice Chairman of SOFTBANK
                                                  Holdings Inc.
Gary Rieschal         Senior Vice President       Executive Managing Member,
                                                  SOFTBANK Technology
                                                  Ventures LLC

Stephen A. Grant      Secretary                   Partner, Sullivan & Cromwell

Thomas L. Wright      Vice President and          Treasurer of Ziff-Davis Inc.
                      Treasurer
Louis DeMarco         Vice President - Tax        Vice President-Tax
Charles R. Lax        Vice President              Partner, SOFTBANK Technology
                                                  Ventures Inc.

CUSIP No. 989511-10-0                                       Page 17 of 18 Pages


                                    ANNEX A-4

The name, position and present principal occupation of each director and executive officer of SOFTBANK Kingston Inc. are set forth below.

The business address of SOFTBANK Kingston Inc. and each of the executive officers and directors listed below is SOFTBANK Kingston Inc.,10 Langley Road, Suite 403, Newton Center, MA 02169.

Each of the executive officers and directors listed below is a United States citizen.


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Ronald Fisher         Sole Director and           Vice Chairman of SOFTBANK
                      President                   Holdings Inc.
Thomas L. Wright      Vice President and          Treasurer of SOFTBANK
                      Treasurer                   Holdings Inc.
Stephen A. Grant      Secretary                   Partner of Sullivan & Cromwell